To the Board of Directors

House of Taylor Jewelry, Inc.

Consent of Independent Registered Public Accounting Firm

We consent to the use of our Independent Registered Public Accounting Firm’s Report dated May 23, 2005, except for paragraph one of Note 1, as to which the date is August 22, 2005, covering the consolidated financial statements of House of Taylor Jewelry, Inc. for each of the two years in the period ended December 31, 2004 to be included in the registration statement on Form SB-2/A to be filed with the Commission on approximately January 30, 2006.

We also consent to the reference to us as experts in matters of accounting and auditing in this registration statement.

/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California

January 30, 2006